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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  1*

Name of Issuer:  Ponder Industries Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  732378104

  (Date of Event Which Requires Filing of this Statement)

                      March 25, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP Number: 732378104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Chen Capital Partners, L.P.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          1,689,300

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          1,689,300

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          1,689,300

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





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11. Percent of Class Represented by Amount in Row (9)

          3.81%

12. Type of Reporting Person

          PN












































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CUSIP Number: 732378104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Herbert Chen


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          2,089,700

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          2,089,700

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          2,089,700

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





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11. Percent of Class Represented by Amount in Row (9)

          4.71%

12. Type of Reporting Person

          IN












































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CUSIP Number: 732378104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Henry Scholder


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          2,089,700

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          2,089,700

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          2,089,700

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





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11. Percent of Class Represented by Amount in Row (9)

          4.71%

12. Type of Reporting Person

          IN












































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Item 1(a) Name of Issuer:  Ponder Industries Inc.

      (b) Address of Issuer's Principal Executive Offices:

          5005 Riverway Drive, Suite 550, P.O. Drawer 2229
          Houston, TX  77056

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Chen Capital Partners, L.P.
          237 Park Avenue, 9th Floor
          New York, New York  10017

    (d) Title of Class of Securities: Common Stock, $.01 par value

    (e)   CUSIP Number:  732378104


Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,



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    (i)  / / Church plan excluded from the definition of an
             investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.
         (a) Amount Beneficially Owned: 1,689,300 by Chen Capital Partners, L.P., 2,089,700 each by Herb Chen and Henry Scholder
         (b) Percent of Class:  3.81% by Chen Capital
         Partners, L.P. and 4.71% each by Herb Chen and
         Henry Scholder
         (c) 1,689,300 shares with shared power to vote or to direct the vote; 1,689,300 shares with shared power to dispose or to direct the disposition of by the Reporting Persons; 400,400 shares of which Henry Chen and Herb Scholder share the power to vote or to direct the vote and the power to dispose or to direct the disposition of between themselves and other entities.

Item 5.  Ownership of Five Percent or Less of a Class.

       /X/ This statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities to which this statement relates.

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.



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         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    /s/ Herbert Chen
    _________________________               April 1, 1998
    Herbert Chen                            Date


    /s/ Henry Scholder
    _________________________
    Henry Scholder

    CHEN CAPITAL PARTNERS, L.P.

    By:  Herbert Chen,
         its General Partner

    /s/ Herbert Chen
    _________________________
    Herbert Chen









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